R 9/13

RECEIVED
SEC MAIL PROCESSING SECTION
AUG 2 9 2002
WASH. D.C.
161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 9/3/2002

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 1993 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 [redacted]
# PART III

| SEC FILE NUMBER |
|---|
| 8-25842 |

02054056

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goetz, Batchker & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel A. Batchker (212) 514-5876
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
*(Name — if individual, state last, first, middle name)*

| 121 Broadway, Suite 3660 | New York | NY | 10271 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Joel A. Batchker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goetz, Batchker & Co., Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Joel A Batchker
Signature

Chairman
Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GOETZ, BATCHKER & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

**TODMAN & CO., CPAS, P.C.**

*Certified Public Accountants and Business Consultants*
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
**Goetz, Batchker & Co., Inc.**
60 Broad Street
New York, NY 10004-4408

We have audited the accompanying statement of financial condition of Goetz, Batchker & Co., Inc. as of June 30, 2002 This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goetz, Batchker & Co., Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co CPAs P.C.

**New York, New York**
**August 10, 2002**

p:\nyclnts\clients\c31011\2002\063002fs.doc

**GOETZ, BATCHKER & CO., INC.**
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 86,966 |
| Receivable from broker | 51,546 |
| Floor brokerage receivable | 54,550 |
| Property and equipment, less accumulated depreciation of $86,084 | 29,566 |
| Other assets | 3,686 |
| Total assets | $ 226,314 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 125,460 |
| Loan payable to officer | 8,250 |
| Payable to broker | 1,404 |
| | 135,114 |
| Liabilities subordinated to claims of general creditors | |
| Subordinated loan agreement | 30,000 |
| Total liabilities | 165,114 |
| Commitments | |
| Stockholder's equity | |
| Common stock, no par value | |
| Authorized and issued: 200 shares | 45,000 |
| Additional paid-in capital | 8,000 |
| Retained earnings | 14,000 |
| Less: Treasury stock, 100 shares at cost | (5,800) |
| Total stockholder's equity | 61,200 |
| Total liabilities and stockholder's equity | $ 226,314 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### (a) Nature of Business

Goetz, Batchker & Co., Inc. (the Company) is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (the SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### (b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date. There is no material difference between the settlement and trade date.

### (c) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments with original maturities of three months or less.

### (d) Depreciation

Depreciation is computed on the accelerated cost of recovery method over the estimated useful lives of the assets.

### (e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## Note 2 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors represent amounts of $20,000 and $10,000 payable to the Chairman and to a relative of the Chairman of the Company, respectively. These subordinated liabilities have automatic rollover provisions, which extend their maturities annually. The loans bear interest at the rate of 12% and 10% per annum, respectively.

The subordinated borrowing agreements have been approved by the New York Stock Exchange, Inc. in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**Note 3 - Defined Contribution Profit Sharing Plan**

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions are determined at the discretion of the employer. No contributions were made for the year ended June 30, 2002.

**Note 4 - Net Capital Requirement**

The Company's net capital requirement, under rule 15c3-1 of the SEC, was $8,914, whereas the net capital as computed amounted to $56,651, leaving excess net capital of $47,737. The capital ratio was 236% versus an allowable maximum of 1500%.

**Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

---

A copy of the Company's Statement of Financial Condition as at June 30, 2002, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.